January 6, 2025

Thurman Rodgers
Chief Executive Officer
Complete Solaria, Inc.
45700 Northport Loop East
Fremont, CA 94538

       Re: Complete Solaria, Inc.
           Registration Statement on Form S-3
           Filed December 30, 2024
           File No. 333-284074
Dear Thurman Rodgers:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing